October 26, 2020

Mr. Nicholas P. Panos
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Medical Information Technology, Inc.
Schedule 13E-3
File No. 005-77898
Schedule 14A
File No. 000-28092
Filed on October 1, 2020 by Medical Information Technology, Inc.
Dear Mr. Panos:

This letter is submitted on behalf of Medical Information Technology, Inc. (the "Company") in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Preliminary Proxy Statement on Schedule 14A and Schedule 13E-3, each filed with the Commission on October 1, 2020, as set forth in the Staff's letter dated October 9, 2020 to Howard Messing, Chief Executive Officer. The Company is concurrently filing an amended Preliminary Proxy Statement on Schedule 14A (the "Amended Proxy Statement") and an Amended Transaction Statement on Schedule 13E 3 (the "Amended 13E-3"), each of which includes changes to reflect responses to the Staff's comments and other updates.

For reference purposes, each comment has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the responses refer to the Amended Proxy Statement or Amended 13E-3, as applicable. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Proxy Statement.

Schedule 13E-3

General

1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders. Please advise us where this legend has been placed and confirm that its placement has been made upon the outside front cover page of the disclosure document ultimately so disseminated.
Response to Comment No. 1. The Company respectfully acknowledges the Staff's comment and has added the legend on the outside front cover of the Amended Proxy Statement, which is the disclosure document that will be distributed to all shareholders of the Company.
2. Please advise us how the disclosure required by Rule 13e-3(e) will be distributed to unaffiliated security holders. For example, please explain to us whether the proxy statement will be the exclusive document sent to such shareholders. See Rule 13e-3(f)(1)(i).
Response to Comment No. 2. The Company respectfully advises the Staff that the Company will mail to all shareholders of record a copy of the Amended Proxy Statement in accordance with the timing requirements of Rule 13e-3(f)(1)(i).
3. For purposes of verifying the correct computation of the filing fee, please revise the cover page to specify how the $75,188,430 transaction valuation was calculated. See Rule 13e-100.
Response to Comment No. 3. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on the cover page of the Amended 13E-3 in response to the Staff's comment.
Item 3. Identity and Background of Filing Person

4. Mr. Pappalardo and the MEDITECH Profit Sharing Trust under his control as sole trustee collectively beneficially own 45.07% of the outstanding shares. Disclosure elsewhere in the proxy statement indicates that the Directors and Officers hold 52.42% of the beneficial ownership and intend to vote in support of the transaction. These disclosures suggest the outcome of the vote is assured in part due to the control that may be exerted when Mr. Pappalardo simply exercises his rights to vote. Please advise us, with a view toward revised disclosure, why Mr. Pappalardo and the Trust have not been identified as affiliates engaged in the Rule 13e-3 transaction. The term "affiliate" is defined in Rule 13e-3(a)(1). To the extent that both Mr. Pappalardo and Trust are affiliates engaged in the Rule 13e-3 transaction, each would have to become signatories to the Schedule 13E-3 and provide all required disclosures. See Question 5 in Exchange Act Release 17719 (April 13, 1981).
Response to Comment No. 4. The Company respectfully advises the Staff that the Company considered a number of factors in determining whether Mr. Pappalardo and the MEDITECH Profit Sharing Trust are affiliates engaged in the going private transaction and concluded that they were not. In particular, the Company notes to the Staff that there will be no special treatment for Mr. Pappalardo and the MEDITECH Profit Sharing Trust in the transaction. In addition, the Company is paying for the expenses in connection with the reverse stock split, including the cash-out payment. Lastly, the impact of the reverse stock split on the percentage ownership of continuing shareholders, including Mr. Pappalardo and the MEDITECH Profit Sharing Trust, will be negligible. Accordingly, the Company believes that Mr. Pappalardo and the MEDITECH Profit Sharing Trust are not engaged in the transaction within the meaning of Rule 13e-3 and, thus, are not required to file a Schedule 13E-3 in connection with the transaction.
5. Please advise us, with a view toward revised disclosure, of the amount of beneficial ownership expected to be held by Mr. Pappalardo and the Trust assuming that the reverse stock split is approved by security holders. See Item 1011(c) of Regulation M-A and refer generally (unless otherwise applicable) to Item 1013(d) as well as Instruction 3 thereto.
Response to Comment No. 5. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 10 of the Amended Proxy Statement in response to the Staff's comment.
Item 7. Purposes, Alternatives, Reasons and Effects

6. Under Item 7(d), disclosure content has been incorporated by reference that does not include the cost savings expected to be achieved by virtue of the registrant no longer being required to file periodic reports under the federal securities laws. Please identify the constituency or constituencies expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on an annual, recurring basis. Refer to Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.
Response to Comment No. 6. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 8 of the Amended Proxy Statement in response to the Staff's comment.
Item 8. Fairness of the Transaction

7. Please produce a discussion of the factors considered in support of the fairness determination. Please specifically address the factors identified in Instruction 2 to Item 1014 of Regulation M-A. Negative responses are required under Instruction E to Schedule 13E-3. Refer also to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions 20-21 in Exchange Act Release 17719 (April 13, 1981).
Response to Comment No. 7. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 11 and 12 of the Amended Proxy Statement in response to the Staff's comment.
8. Please advise us, with a view toward revised disclosure, how Medical Information Technology Inc. complied with Item 1014(c), (e) and (f) of Regulation M-A. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed. Refer also to Questions 20-21 in Exchange Act Release 17719 (April 13, 1981).
Response to Comment No. 8. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 11 and 12 of the Amended Proxy Statement in response to the Staff's comment.
9. The disclosure incorporated by reference implies the Board was empowered to exercise the full power and authority of the registrant in connection with all matters relating to the proposed transaction. Please revise to state, if true, that the Board produced the fairness determination on behalf of Medical Information Technology, Inc. Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.
Response to Comment No. 9. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 11 and 12 of the Amended Proxy Statement in response to the Staff's comment.
10. The fairness determination should be directed at unaffiliated security holders who will receive cash consideration as well as any who might hold a continuing interest. Please revise or advise. See Questions 19 in Exchange Act Release 17719 (April 13, 1981).
Response to Comment No. 10. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 11 and 12 of the Amended Proxy Statement in response to the Staff's comment.
Item 10. Source and Amounts of Funds or Other Consideration

11. A reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction has not yet been provided. The expenses that are required to be disclosed extend beyond funding payment of the transaction or an estimate of the professional expenses. Please revise in accordance with Item 1007(c) of Regulation M-A.
Response to Comment No. 11. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 11 of the Amended Proxy Statement in response to the Staff's comment.
Item 13. Financial Statements, page 13

12. Because financial statements have been incorporated by reference (and not reprinted) in order to fulfill the registrant's disclosure obligations, Instruction 1 of Item 13 of Schedule 13E-3 requires that a summary of the financial information specified in Item 1010(a) be included. Accordingly, summarized financial information must be prepared in accordance with Item 1010(c) of Regulation M-A. Please revise to disclose all of the information required by Item 1010(c)(1) for all relevant periods specified in Item 1010(a) of Regulation M-A, or advise. For guidance relating to the application of a nearly identical instruction in the context of a tender offer, refer to interpretation I.H.7 in our July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations accessible at: https://www.sec.gov/interps/telephone/phonesupplement3.htm.
Response to Comment No. 12. The Company respectfully advises the Staff that summarized financial information has been added as Annex I to the Amended Proxy Statement.
13. We note that 288 shareholders are expected to remain following the reverse stock split, 78 of whom are current staff members and 105 are former staff members. Given that some of the current security holders will have a continuing interest in the registrant, please advise us, with a view towards revised disclosure, how the determination was made that the pro forma financial information required under Item 1010(b) of Regulation M-A was immaterial.
Response to Comment No. 13. The Company respectfully advises the Staff that Item 1010(c)(6) requires the inclusion of pro forma data for the summarized financial information specified in Items 1010(c)(1) through (c)(5) only if such pro forma data is material. The Company has determined that, due to the Company's financial condition and results of operations, the inclusion of pro forma data is not material. As a result, the Company has not included such pro forma data.
Schedule 14A

14. Please advise us why a Table of Contents appears before the apparent first page of the proxy statement as defined in Rule 14a-1(g). Neither the Notice nor the Schedule 14A codified at Rule 14a-101 are part of the proxy statement (as defined in Rule 14a-1(g)).
Response to Comment No. 14. The Company respectfully acknowledges the Staff's comment and has revised the Table of Contents in the Amended Proxy Statement in response to the Staff's comment.
15. The first page of the proxy statement, as defined in Rule 14a-1(g) ? and distinguished from the Notice or any letter to shareholders ? must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please place the required legend on the proxy statement. See Rule 14a-6(e)(1). In addition, please revise the form of proxy to also indicate, as required, that it is preliminary.
Response to Comment No. 15. The Company respectfully acknowledges the Staff's comment and has revised the Notice and form of proxy in response to the Staff's comment.
16. The disclosure within the Notice and elsewhere in the proxy statement indicates that the proxy statement will be available electronically on the internet pursuant to unspecified SEC "rules." Please advise us whether or not the registrant will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.
Response to Comment No. 16. The Company respectfully advises the Staff that it intends to satisfy the obligations of Rules 14a-3(a) and 14a-4(f) by delivering full sets of proxy materials to all shareholders of record in accordance with Rule 14a-16(n), and page 4 of the Amended Proxy Statement has been revised accordingly
17. Regardless of the method by which the proxy statement will be made available to security holders, please disclosure, in accordance with the registrant's obligation under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), the approximate date upon which the proxy statement and form of proxy will be sent or given to security holders.
Response to Comment No. 17. The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Amended Proxy Statement in response to the Staff's comment.
Form of Proxy

18. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised "upon such other matters as may properly come before the Special Meeting . . . ."
Response to Comment No. 18. The Company respectfully advises the Staff that it has revised the form of proxy in response to the Staff's comment.
* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1990.

Sincerely,

/s/ Thomas J. LaFond, Esq.
Thomas J. LaFond, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
tlafond@goodwinlaw.com

cc: Howard Messing, Chief Executive Officer, Medical Information Technology, Inc.